Filed by ReNew Energy Global plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

ReNew Power

Renewable Energy Revolution

Friday, August 20, 2021, 2:00 PM Eastern

CORPORATE PARTICIPANTS

Sumant Sinha - Founder, Chairman, and CEO of ReNew Power

Josh Kincaid - Seeking Alpha Reporter

Unknown Speaker

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Josh Kincaid

Welcome back to Seeking Alpha. I’m Josh Kincaid, capital markets analyst. And today, interviewing CEOs. My guest today is Sumant Sinha, the founder, chairman, and CEO of ReNew Power going IPO via SPAC with RMG acquisition Corp on NASDAQ under the ticker symbol RNW. Sumant, thanks for being with us at Seeking Alpha.

Sumant Sinha

Pleasure to be here, Josh.

Josh Kincaid

So my understanding is that you’re a global thought leader and that renewable energy is your focus, your subject matter expertise. How did you become such an expert on clean energy?

Sumant Sinha

Well, you know, Josh, I think a lot of it has to do with the number of years I spent in the sector. I got to the sector in 2007 when I joined a (INAUDIBLE) manufacturing company to essentially run their operations. And even back then, it was very clear to me that climate change is going to be a very big issue.

And that’s why, you know, even though I had an investment banking background and many years in the corporate sector, I decided that this was a good and important area to get into. And that’s how I got into renewable energy, frankly, at that time. And then, 10 years ago in 2011, I started my own company, ReNew Power and got funded by Goldman in 2011. And that’s how we really got started. And I’ve been at it ever since. And, I guess, 12 years of the sector, you know, makes me somewhat of a veteran actually, now.

Josh Kincaid

Did your experience in banking and investment give you an advantage to be able to retain an investor like Goldman Sachs? It’s not very common that you could really approach somebody like that and then be successful. Explain to us, maybe, your background a little bit and how that aided your ability to go out and seek capital from somebody like Goldman.

Sumant Sinha

Sure. Absolutely. Look, I studied. I did a master’s at Columbia, and then got a job in investment banking at Citicorp at the time. I worked at Citi for about 10 years at Citi and ING Barings in New York and London doing mostly capital markets, fundraising, and then work in the corporate sector for 10 years after that, mostly on the finance side as the M&A and corporate finance head of a large company group, etc.

And what that really did is actually a couple of things. Number one, I obviously knew through my years of investment banking in the U.S. what is the language, how people look at things, the philosophy, the mindset, and how to interact with investors like Goldman. So I think that background simply came in handy. And then, having worked in India (PH) for so many years, I also knew the operating environment. And also, having been running a wind turbine company, I knew the sector quite well. And I think all of that came together, in some ways, and really is what gave Goldman the confidence and the comfort to invest in our company at a very early stage.

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

And I must say, it was actually a fairly—that’s a decision on their part as well, back in 2011, very early days in the whole climate change battle for them to invest. And that time, $250 billion is a fair bit of money into a very, very early stage renewable energy platform. So I would give them a lot of credit as well for having taken that decision and for having gone ahead. And that’s really what got us started because we had a ton of capital, the sector was growing rapidly, and then, it’s really been a very, very interesting journey for us in the last ten years after that.

Josh Kincaid

With your background, you obviously knew of a lot of different options. So I always kind of like to ask this question as SPACs are becoming more well known. Some people don’t understand Specialty Purpose Acquisition Company. They may have heard of a blank check company. But what was it about your background that kind of led you down that road of a SPAC versus RTO or IPO?

Sumant Sinha

You know what happened, Josh, is that we reached the time in our company’s evolution where it made sense for us to move the public markets. We’d already raised almost $1.5 billion of equity capital from Goldman and from the Canadian Pension Fund, CPPIB, from the Abu Dhabi Sovereign Wealth Fund, ADIA, and from a large (PH) Japanese utility. So we raised capital from a number of different private investors and quite a bit of capital.

And it was getting to the point where we had to, A, give them liquidity, B, also access a deeper more liquid pool of capital. Our company’s already fairly good sized. Our expected EBITDA for this year is close to $800 million. And so we could, frankly speaking, very happily go to the public markets via a direct IPO. What happened is that late last year and early this year, we started getting a push by two SPACs, which we’re interested in partnering with us in our journey to go public.

And when we looked at the whole SPAC opportunity, it appeared to us that it was another way to go public. Rather than go through regularly IPO, this offered a fairly credible path to go public as well. And so we decided that this was, in fact, the way we wanted to go. We met actually with RMG, a Mexico SPAC that we partnered with. A very good set of people, deep knowledge, sector knowledge of the renewable energy industry and energy globally. And we felt that they were really good people for us to partner with for the long run.

And that’s what we decided to go with them and get to a fairly successful outcome in terms of getting a good-sized pipe transaction done along with the SPAC, release the $850 (PH) million as a buyer transaction. And so the total deal size came to $1.2 billion, along with the SPAC. And now, of course, we hope to close the SPAC listing in the next week, 10 days’ time. And so I think, at the end of the day, our intention was to go public and access a deep liquid pool of investors here in the U.S. and internationally. And that’s the outcome that we were looking for. That’s what will end up happening now. SPAC was just another way for us to become a listed company.

Josh Kincaid

So say that the transaction is going to further bolster ReNew’s leading position in solar wind energy for the Indian market by funding medium term growth opportunities, as well as paying down your debt. So what can investors anticipate as a result of your IPO?

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

Sumant Sinha

Well, you know, Josh, right now we have six gigawatts of commission capacity, or almost that much. We have another four gigawatts in the pipeline that we are excluding, which will be commissioned to the next two years’ time. As I said, our expected EBITDA for this is $800 million. And our target in terms of total capacity, by 2045, is about 18 to 19 gigawatts. That’s the number that we hope to get to in terms of total commission capacity.

This transaction, along with the equity that we already raised earlier, we’re raising $600 million of net proceeds with this transaction, and that really fully funds us to get to the 18,500 megawatts of total capacity by 2025, up from the current commission capacity of close to 6 and a pipeline of another 4. And so therefore, it actually positions as very well to continue to rapidly grow our EBITDA. And our expectation is that our EBITDA therefore will grow at about 3% a year on a CAGR basis from this point on. And as I said, from an equity standpoint, we are fully funded to get there, post this transaction.

Josh Kincaid

The gigawatt factories that Tesla is building, is that competition to what you intend on doing in the future? Because it looks like you’re going to be working on battery storage, and so I’m wondering how competitive you’re going to be in that realm with Tesla seeming to have first mover advantages.

Sumant Sinha

So actually, Josh, we are going to be one step downstream of the Tesla always. So Tesla is a manufacturer and supplier of batteries and battery based solutions. Our job is to buy those solutions and then deliver services to the grid. So we actually are a potential customer for a Tesla or a Tesla-type company, rather than a competitor. At this point, we don’t intend to venture into manufacturing batteries. And so to that extent, we will not be a competitive with them in the future as well.

And you know, the Indian battery market, I should tell you, is going to grow very, very substantially in the future just given the growth in the renewable energy industry that has been currently planned. Today, we have 90 gigawatts of renewable energy capacity installed in the country. The target is to take it up to 450 gigawatts in the next 5 years, sorry, the next 10 years leading to have 5 times growth in the next 10 years, which is almost a 20% year on year growth for the market as a whole.

We, of course, intend to grow faster than that. But the reality is that, as that renewable penetration in the grid increases, the intermittency factor of renewables obviously will have to be managed. And that’s why that is become very essential. And so we, as a company, in fact, we’ll be the first company to install battery-based solutions in India, a large utility scale battery solutions in India. And we tend to build on that capability over time. And so our expectation is that batteries will be a very important aspect of the solution that we look and that they will be providing to the grid and to corporate customers. And therefore, we’ll be buying battery solutions from people like Tesla or some of the Chinese companies or people like (INAUDIBLE) and so on.

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

Josh Kincaid

I want to follow up with that. But first, I kind of want to really dive into your vision. So somebody recently wrote a book, Fossil Free: Reimagining Clean Energy in a Carbon Constrained World. Vice President Al Gore actually described the book as a compelling roadmap to a better, cleaner future for India and other developing regions in the world. Can you kind of describe to the audience watching and/or listening here on Seeking Alpha what your vision is?

Sumant Sinha

You know, it’s actually very simple, Josh. What’s happened over the last few years is actually an evolution of sorts. Renewable energy, which a few years ago was more expensive than, let’s say, other alternative sources of power, mostly fossil based sources of power, coal based or gas. Over the last few years, just given in the evolution of technology, has actually become substantially cheaper than the alternative of fossil fuel-based power. And that’s something that most people are coming to terms with now.

And as they come to terms with it, the realization dawns that, therefore, for all the future capital, for all the future power sector needs, there is no need any longer to have any fossil fuel based capacities. We can shift almost entirely to renewable energy, to clean energy sources like sun and rain and, to some extent, even hydro. And so that’s the direction that we are going. Just to give you an example, in India now, solar energy is 60% cheaper than coal-based power, and wind is almost 40, 45% cheaper than coal-based power.

Now, those are numbers that are staggering. And just given the whole climate change imperative, nobody any longer wants to invest in any coal based or carbon-based generating sources. And so, therefore, the entire future is going to shift towards renewables, for new capacities, and eventually later to replace the existing coal-based capacities or gas-based capacities. So that’s, I think, the way the market is going to evolve. But keep in mind, that electricity represents only a third of the entire energy spectrum. The balance (PH) two thirds of energy comes from mobility, i.e. cars, ships, planes. And the last one-third comes from our industries, or the industrial sector, like cement, steel, aluminum, and so on.

All of those eventually have to be decarbonized as well. And what is now emerging as a bridging (PH) fuel to allow us to do that is hydrogen, green hydrogen, which is made by electrolyzing water. And for that electrolyzation, you need, guess what, electricity. And therefore, that is also likely to come from renewable energy. And so the whole future of energy is actually moving towards becoming more electrified and becoming decarbonized. And that really, eventually, is going to become the big solution for the whole issue of climate change.

Now, that’s what’s going to happen in India, but it’s also going to happen everywhere else in the world, as well. And this kind of opportunity of really totally replacing our energy systems comes really once in a lifetime, or, in fact, even longer. And in a sense, this kind of transition that we’re witnessing now in the energy space has happened only twice in humanity’s history before. First, coal from biomass; and secondly, when oil arrived more than a century ago. And that’s the nature and scale of the change that we’re now witnessing, this move towards clean energy driven by commercial imperatives and driven by climate change and pollution. And therefore, it’s a massive opportunity for those of us who are operating in the sector and, of course, need to invest in the sector.

Josh Kincaid

I want to push back on the concept that the market is ready for clean energy because there’s a dichotomy between what the market wants and what is being provided. So using Tesla as an example for this clean energy concept with the reality that they’re using some diesel generators to charge their cars, it doesn’t seem consumers care that these batteries are catching fire and/or using fossil fuels. So the reality is not truly completely clean energy, but we’re trying to get there. So I guess my question is, do consumers truly care that is totally clean tech, or is it just the idea of it?

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

Sumant Sinha

That’s a great question, Josh. And obviously, a few consumers that we talk to will just be happy with the idea that they’re doing something different and that they are contributing to climate change without necessarily going into the backend of whether the electricity is coming from gas or coal or clean energy sources, right? But I think, eventually ,what’s going to happen is that the more and more cars you put on the road, that’s going to decrease the requirement for, certainly, for oil. It may increase the requirement for electricity.

And slowly, over a period of time, the electricity systems will also move towards more and more clean energy. Energy transitions are not clean and neat and tidy, and we can’t put them in boxes and say, okay, now I’m moving from this box to this box. They’re necessarily long and drawn out. They are messy. They overlap at the margins. And that’s what people witness in our energy transition as well, that it will take time.

But the more and more and more clean, electric vehicles we have on the road, the more you have the ability of supplying them from clean sources over a longer period of time. And I think, eventually, consumers want that to happen. Because I think imperative of climate change is something that is going to start driving and changing behavior over a period of time, as well. And frankly, I don’t know, you must have definitely seen the latest IPCC report, which really tells us that, in the next 10 years, we will already have witnessed a 1.5 degrees centigrade climate change, or temperature change. And a lot of that is going to be irreversible. So I think we really don’t have time. We have to move rapidly. And the sooner we can do it, the better.

Josh Kincaid

India is the third largest power market in the world, the third largest emitter of greenhouse gas emissions. So that’s where electrical power demand is expected to nearly double by 2030 and triple by 2040. So two-thirds of that demand is going to be met with renewables made possible by the fact that solar and wind are now 30% to 40% less expensive than coal without government subsidies. But that doesn’t mean that climate change has been solved, right? How do you offset greenhouse gas emissions with an increasing appetite for electrical power demand?

Sumant Sinha

See, the thing is, India is a massive market, right? And it’s going to grow quite substantially over the next many, many years. The expectation is that over the next 10 years, we will add, in terms of power demand, a market the size of the Japanese market and, the next 20 years, the market the size of the European Union. So these are pretty large numbers that we’re talking about.

And that’s a challenge, really, because, irrespective of how rapidly we add clean energy to our grid, and as I said, the target is 450 gigawatts, it is not going to be sufficient to meet all of this new demand that is coming on. And therefore, the balance of the demand will inevitably be met from carbon-based sources. And that’s not really going to be good for either India or for the world as a whole.

I think countries as a whole, not just India, but other countries, have to be a lot more ambitious with the targets that we set for ourselves. The European Union, for example, has set a net zero target by 2050. The U.S. is talking about it, but there is no formal target here. China has set a target of 2060. Now, it’s great that they’re setting net zero targets, but what is almost more important is the trajectory that they follow to get there.

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

It’s no good if you want to keep emitting carbon into 2049, and then 2050 suddenly become zero carbon. And in the meantime, we will take up a tremendous amount of the carbon space. So I think the trajectories are very critical. And for getting the trajectories to come down to a low curve, a lower trajectory, we really need to make a lot of movement in the next 10 years. Because if we don’t do that, then this whole thing is going to get away from us. And that’s why the next 10 years are crucial and the decisions that countries like India make and the kind of path that countries like India set for other emerging market countries is going to be very, very critical in helping us with this whole climate change endeavor.

So I’m glad the Indian government has been so proactive on setting the targets. But as an industry, we need to be able to do more in terms of both installation of new capacities, as well as coming up with new cost-effective technologies that help us install clean energy at a lower cost and make it even more commercially viable and attractive so that everybody just shifts towards clean sources and this whole intermittency issues and other technical issues are dealt with.

Josh Kincaid

So I want to talk about the Green New Deal and the global push for zero carbon, but let’s unpack that last point that you made about ReNew being a driving force and making sure that the source of India’s growth are sustainable and economically competitive. How then is ReNew, over the next decade, going to maintain its track record of market share growth and contribution to the greening of India’s power sector while still helping to meet India’s government’s ambitious renewable energy targets.

Sumant Sinha

Well, you know, Josh, we are, right now, the largest company in terms of provision capacity in India. We have, as I said, close to 6 gigawatts of commission capacity, another 4 gigawatts of the constructing, and our aim is to get the 18.5 (PH) gigawatts by 2025. Having said that, all of this is going to give us, maybe, a 10% market share of the total market. So that’s good, of course, because over time it start generating maybe close to 4% or 5% of India’s total electricity production and helping mitigate about 1% percent or so by 2025 of total carbon emissions from the country. So we’ll start having a tangible impact.

But, really, the job for us as a company will be to see whether we can actually elevate these numbers to a higher level or whether that is simply not possible because there are, of course, execution challenges in any execution on the ground in setting up the energy capacities. So I think what we have to do is we have to look localizing the technologies, seeing which other parts of the value chain we can get into, how can we sharpen the whole issue of addressing carbon emissions, not just to clean energy generation, but other parts of the value chain?

So I think all of those are areas that we’ll have to look at. For example, one of the things we’re looking at critically is how do we localize the manufacturing value chain in India. Right now, we import all our solar modules (PH) as a country from China. And so, maybe, in some ways, replacing one kind of energy dependency on, let’s say, Middle Eastern oil on another kind of energy dependency on China for solar panels. Eventually, we have to localize and become more self-dependent, and potentially even become an exporter of solar panels.

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

So those are the kinds of things that we as a company will have to really, really examine in more detail, figure out how we can actually get the best technologies from all around the world, and become and create a more efficient and robust clean energy sector in the country.

Josh Kincaid

You have a vertically integrated business model. You have predictable cash flows, making the company among the most profitable in the sector, not only in India, but worldwide, with renewable energy far cheaper than energy generated by fossil fuels. But the coming decade is expected to see accelerated growth in renewable energy development. If ReNew is positioned to take advantage of government programs similar to the U.S.’s Green New Deal, how do you anticipate that impacting your bottom line?

Sumant Sinha

As I said earlier, you’re absolutely right. We have a fully integrated model, which we’ve developed over the last 10 years that we’ve been in operation. We’ve got tremendous domain knowledge now about operating conditions in different parts of the country. We understand what it takes to set up a big project, measure the way (PH), assess energy generation, do the same on the solar side as well. And we do everything from development to EPC to construction and asset management ourselves.

And over the last few years, we’ve been implementing a very deep digital program, which has improved our asset performance by at least two or three percentage points. And we were recently recognized by the World Economic Forum as a first renewable energy lighthouse from anywhere in the world for the use of our digital technologies. So we’ve invested a lot of time and effort in developing our capabilities. And truly, it is that platform that we’ve now created that is going to allow us to continue to grow profitably and allow us to continue to improve our bottom line.

So as I said earlier, this year, we’re targeting an $800 million EBITDA level. And by 2025, our expectation is that that EBITDA number will essentially just more than double to $1.7 billion by 2025. The free cash flow that we will be throwing off in that time will be about $600 million, which we will be in a position to reinvest into our business and thereby drive continued and rapid growth in our business. Keep in mind that it was 2025. The renewable energy industry in India is going to keep growing dramatically as power demand grows, as replacement of coal-based assets happen, and as new demand creators like green hydrogen come into the market. And so therefore, we expect to see continued rapid growth into 2030 and beyond. And our intention is to make sure that we keep building on the platform that we have right now and continue to grow in the most profitable way among large energy companies in India.

Josh Kincaid

How? I guess, so you had $700 million in revenue expected in 2021. That’s an 83%—

Sumant Sinha

—That was a financial year, which ended on March 31, 2021. This year, which is what we started on April 1, which will end on 31st, March 2022, we intend to do $800 million in EBITDA and about $950 million of revenues.

Josh Kincaid

Okay. But for this, I guess this would be a first quarter earnings with 83% EBITDA margins and that $600 million positive EBITDA that you mentioned. Within that, what is the core driver of those margins? And how do you anticipate sustaining your high growth trajectory?

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

Sumant Sinha

So, you know, our business was primarily capital-intensive business. Once a project is set up, there is no fuel cost. There’s only a O&M cost, which is typically at about 5% or 6% of the total revenue. And we keep the rest of our cost base fairly tight. And that so they’re able to get EBITDA margins in the mid 80s.

And that makes us, actually, one of the most profitable companies in India because, as I said, we have this fully end-to-end dedicated execution model. So we’re able to keep costs low and we’re able to keep margins high. And that is really what allows us to be the most profitable company in our sector, and which is why we have been able to raise our market GAAP over the years consistent because investors have recognized that that track record, that performance, and the profitability of our business and the fact that we have continued to develop now the ability of reinvesting capital at good rates to keep increasing our overall size, scale, and profitability.

Josh Kincaid

If there’s any skeptical investors out there who hear Goldman Sachs and they think Enron, anybody’s who’s seen the documentary, the smartest guys in the room about Enron and the California power fraud that went down, how can you give those concerned investors peace of mind, knowing that it’s not going to end up like a Texas power grid where they get $10,000 bills?

Sumant Sinha

No, that’s clearly not going to happen. So look, ultimately, we send power to the distribution utilities. They will want to buy power from us and sell it to the end customer. So we actually don’t sell power to the end customers directly. We sell it to a company’s utilities in India. And so therefore—and there’s a very transparent method of determining the data. It’s an auction process. Anybody and everybody is welcome to participate in the auction process and join us.

The only way in which you can win these bids at an attractive profitability is if you keep your cost base down, and that is what we do because of our superior, superior execution capabilities. But ultimately, the sense of transparent method of determining the data and the utilities will then send to the end customers. So therefore, there is really no scope for us to get into any of the kinds of things that you referred to earlier.

The other thing I would say is that Goldman has been a very, very positive investor for us. Post this transaction, they’ll own something in the mid 30s in terms of percentage equity. But there are other large investors as well who will also, along with Goldman, be part of our board. But then we also figured that our board will be a fully independent board, fully comprising of experts from various areas, a number of them who are coming onto our board now. And therefore, it’s not really any one investor will have any kind of overbearing influence on our operations. We’ll actually be a professionally managed, independently board-run company.

Josh Kincaid

So I want to follow up on a question about your battery storage. So ReNew’s going to expand its capabilities to have this utility scale battery storage and customer focused intelligent energy solutions. So I was hoping you could explain to potential shareholders and investors how this vision will enhance ReNew’s position as a global leader in clean energy.

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

Sumant Sinha

Sure. So you know, one of the things that is happening right now is that you either supply solar power, which peaks in the day and goes away at night, or you supply wind energy, which is intermittent, right, and only generates power when the wind blows, which is not that easy to forecast. Now, what we are doing is, more and more, providing solutions that combine solar and wind and batteries and are able to give more managed solar profiles to our customers.

And in doing that, it becomes easier for, if it’s a corporate customer, to use their power directly or it becomes because it matches their demand curve better. Or if you’re selling to a utility, it allows them to compare that profile that you’re giving them a power to what they would get from coal-based power. And we’re able to do this at a price which is almost 30% to 35% cheaper than where they could have sourced similar types of coal-based power.

And so therefore, it’s very, very attractive to them because it allows them to meet their clean energy requirements and it is cheaper than coal-based power and it does not give them problems in terms of intermittency management solutions. And these kinds of solutions require capability and expertise in solar and wind and batteries and figuring out how to combine them in the most optimal manner to create different kinds of generation profiles, which are then more acceptable to our green customers.

And that’s really the direction now that clean energy is going to be moving. But for that, you need to have this well rounded, full end-to-end capabilities across the value chain in renewable energy, and not just in solar or wind, but to some extent also in hydro because hydro also complements the generation profile a lot better. And this is, in some ways, the new frontier for renewable energy, which is how to manage the intermittency aspect.

Josh Kincaid

For anybody who is interested in learning a little bit more about ReNew power, potential investors who wanted to maybe invest on in the NASDAQ for RNW, that’s your ticker symbol for ReNew power, how can they get ahold of you? What’s your website? Where can they find you at?

Sumant Sinha

Well, the easiest thing is you can get to our website it’s renewpower.in. That’s our website. You can go and get all the information about us. You can easily go to the SEC website and get information about us. Our ticker symbol, as you said, is RNW. We start trading under that ticker symbol from the 24th onwards at the time that we get listed. And there’s a wealth of information available about us also on Google and any of your public websites. Plus, a number of banks will hopefully start covering us from research standpoint.

So all those research reports will also be available. At this point, even though we are still trading in the SPAC and the SPAC has yet to convert into our trading stocks, there are two research agencies that are already running research markers. So that is also accessible. One is ROC (PH) and the other is Seaport. So they already have research out about us, which anybody can source.

Josh Kincaid

All right. With that, I think we’re going to roll this one up. I want to thank my guest, Sumant Sinha. He’s a founder, chairman, and CEO of ReNew power going IPO via a SPAC at an $8 billion valuation enterprise value. And that’s going to be with RMG Acquisition Corp. You can find that on NASDAQ, RNW. Sumant, thanks for being here with Seeking Alpha.

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

Sumant Sinha

Glad to be here with you, Josh.

Josh Kincaid

Appreciate it. Yeah. I’m Josh Kincaid. This is Seeking Alpha. Don’t forget to like, share, and subscribe.

ReNew Power Friday, August 20, 2021, 2:00 PM Eastern

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global plc (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.